Mail Stop 0306

      February 4, 2005

Via Facsimile and U.S. Mail

Mr. Robert B. Mahoney
Acting Chief Financial Officer, Executive
  Vice President, and President, Far East South
Molex, Inc.
2222 Wellington Court
Lisle, Illinois  60532


	Re:	Molex, Inc.
		Form 10-K for the year ended June 30, 2004
      Filed September 10, 2004
		Form 10-Q as of September 30, 2004
		Form 8-K`s dated November 11 and December 1, 2004
      File No. 0-07491

Dear Mr. Mahoney:

      Please note that the Staff is still in the process of reviewing your supplemental response letter dated January 31, 2005 and the associated supplemental materials you provided to us. As a result of that review, we have identified some additional materials that we believe will assist the staff in understanding your responses to our prior comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Analysis of Intercompany Sales/Inventory Transactions,
Including
the Elimination of Intercompany Profit

Please provide the staff with a detailed explanation of both your old and new policies for recording intercompany sales/inventory transactions. The analysis should include representative sample journal entries for the parent and the sub(s) for the entire cycle of the transaction, including elimination in consolidation, and explanations and examples of how you measure and record the amount of intercompany profit in inventory on-hand and in-transit at each balance sheet date.

2. Analysis of Accounts Receivable Reserves

As previously requested, please provide us with a rollforward of each significant component of your inventory reserve (i.e., reserve for returns, "specific allowances", "general allowances, and bad debts) for each period presented, including the interim period. The schedule should reflect a separate column for adjustments (reversals) made in each period. Please reconcile the schedule to exhibits 12 and 44.2 in the supplemental materials previously provided to the staff.

Please also provide us with the analysis of your accounts receivable reserves underlying the summary included in exhibit 44.2 in the supplemental materials previously provided to the staff.

3. Please provide us with a summary schedule of all adjustments and reclassifications not booked for fiscal 2002, 2003, and 2004, including unrecorded proposed audit adjustments and reclassifications. Please include Appendix A, as referred to in point
10, on page 3, of the representation letter from you to Deloitte & Touche dated August 20, 2004.

4. Please provide us with a schedule of the error, if any, in the slow and excess inventory reserve as of June 30, 2002, 2003, and 2004.



*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387, or Kate Tillan, Reviewing Accountant, at (202) 942-2861, or me at (202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.



							Sincerely,


							Daniel Gordon
							Branch Chief

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Mr. Robert B. Mahoney
Molex, Inc.
February 4, 2005
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